Exhibit (a)(5)(cxlviii)

[GRAPHIC]	Oracle Corporation	500 Oracle Parkway	phone	650.506.7000

		Redwood Shores	fax	650.506.7200

		California 94065

September 9, 2004

Board of Directors

PeopleSoft, Inc.

4460 Hacienda Drive

Pleasanton, California 94588

Members of the Board:

Today’s Federal District Court antitrust ruling in Oracle’s favor addressed the primary reason you have cited in recommending against our offer. With the removal of the U.S. antitrust issue and given our commitment to acquire PeopleSoft, we are hopeful that a transaction can occur.

In light of recent trends and events, we urge the Board to reconsider its previous recommendation. We believe our offer provides full and fair value and that further delay is not in the best interests of PeopleSoft’s stockholders, customers, and employees.

We look forward to meeting with you at your earliest convenience to discuss our offer.

Sincerely,

/s/ Jeffrey O. Henley	/s/ Lawrence J. Ellison
Jeffrey O. Henley	Lawrence J. Ellison
Chairman	Chief Executive Officer